[redacted]

08025591

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50876

RECD S.E.C.
FEB 28 2008
308

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STERLING ENTERPRISES GROUP INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6827 FIRST AVE. SOUTH
(No. and Street)

ST. PETERSBURG	FL	33707
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT J. BOVA 813-684-0933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J. BOVA, PA 813-684-0933
(*Name – if individual, state last, first, middle name*)

414 CHASTAIN RD.	SEFFNER	FL	33584
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

OATH OR AFFIRMATION

I, ALYN TOWNE III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STERLING ENTERPRISES GROUP INC, as of DECEMBER 31, 2007, ~~19~~_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

PRESIDENT
Title

____
Notary Public

NANCY L. BOVA
Comm# DD0633584
Expires 1/28/2011
Florida Notary Assn., Inc

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. SEE NET CAPITAL REPORT
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. SEE NOTES TO FINANCIAL STATEMENTS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT J. BOVA, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526 · Tampa, Florida 33622

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Sterling Enterprises Group, Inc.
St. Petersburg, Florida

We have audited the accompanying balance sheet of Sterling Enterprises Group, Inc. as of December 31, 2007, and the related statements of income and expense, cash flows and changes in stockholders' equity. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Enterprises Group, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

February 20, 2008
Tampa, Florida

Robert J. Bova

ROBERT J. BOVA, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526 · Tampa, Florida 33622

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements for the year ended December 31, 2007, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance) with such practices and procedures that we considered relevant to the four objectives if applicable stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by 15c3-3(e); (2) in making the quarterly securities examinations, counts, and verifications and comparisons and the recording of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in any control structure or the practices and procedures referenced above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

STERLING ENTERPRISES GROUP, INC.
BALANCE SHEET - DECEMBER 31, 2007

ASSETS

ALLOWABLE ASSETS:	
Cash	$ 40,973
Trade receivables - dealer & others	49,430
Other securities	54,746
Total allowable assets	145,149
NON-ALLOWABLE ASSETS:	
Loans and advances	19,250
Other receivables	116,555
Other assets	7,366
Total non-allowable assets	143,171
TOTAL	$288,320

LIABILITIES AND OWNERSHIP EQUITY

AGGREGATE INDEBTEDNESS:	
Accounts payable	$ 50,879
OWNERSHIP EQUITY:	
Capital stock - common	300
Paid-in capital	128,218
Retained earnings	108,923
Total ownership equity	237,441
TOTAL	$288,320

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

STERLING ENTERPRISES GROUP, INC.
STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	$1,068,113
EXPENSES:	
Salaries and commissions	695,671
Regulatory fees	130,359
Other costs and overhead	219,273
Total expenses	1,045,303
NET INCOME	$ 22,810

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

STERLING ENTERPRISES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	NONE
CASH INCREASE	$18,306
CASH BALANCE 12-31-06	22,667
CASH BALANCE 12-31-07	$40,973

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

STERLING ENTERPRISES GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

STOCKHOLDERS' EQUITY, DECEMBER 31, 2006	$222,131
PAID-IN CAPITAL	(7,500)
NET INCOME	22,810
STOCKHOLDERS' EQUITY, DECEMBER 31, 2007	$237,441

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

STERLING ENTERPRISES GROUP, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2007

TOTAL OWNERSHIP EQUITY	$ 237,441
Less -	
Non-allowable assets	(143,170)
Other	(11,360)
NET CAPITAL	$ 82,911

NOTE: The net capital presented heron concurs with the year-end Company prepared Focus Report. (Part IIA) net capital.

STERLING ENTERPRISES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

BASIS OF ACCOUNTING

The Company's policy is to prepare financial statements on the basis of generally accepted accounting principles. This basis of accounting involves the application of accrual accounting, consequently, revenues and gains are recognized when earned and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and they therefore do no necessarily represent current values.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

All transactions are recorded on a trade date as prescribed by generally accepted accounting principles, the SEC and NASD.

AML COMPLIANCE PROGRAM

The Company retained Lynn G. Hippner, CRCP of Registration Consultants, to test their firm's AML Compliance Program for the twelve-month period ending 9-30-07. This test was conducted for forming an opinion on the Anti-Money Laundering Program taken as a whole. The intent of the test was not to determine specific rule violations, but rather to determine the ability of the Program to permit the Company to adequately comply with relevant BSA, SEC, NASD and US Treasury rules.

TRADE RECEIVABLES AND DEPOSITS

These represent amounts due from Sterne Agee applicable to commissions. Sterne Agee is the Company's clearing facility.

REGULATORY MATTERS

There were no material inadequacies at December 31, 2007 in the Company's accounting system, or in procedures regarding computations, examinations, counts, verifications, comparisons and recordations under Rule 17a-13(a), 15c3-3(c), 17a-13 and 15c3-3. Please note the internal control opinion letter included herein.

CONTINGENCIES

There were no material contingent assets or liabilities brought to our attention during the course of our audit at December 31, 2007 or for the year then ended.

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER

STERLING ENTERPRISES GROUP INC [13]

SEC FILE NO. 8-50876 [14]

FIRM ID. NO. 44915 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

6827 FIRST AVENUE SOUTH [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY) 1-1-07 [24]

AND ENDING (MM/DD/YY) 12-31-07 [25]

ST PETERSBURG [21] FL [22] 33707 [23]

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J BOVA [30]

(Area Code)—Telephone No. 813-684-0933 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

SEC Mail Processing Section

FEB 2 8 2008

Washington, DC 102

Dated the 20th day of Feb. ~~19~~ 2008

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

ROBERT J BOVA PA [70]

ADDRESS

414 CHASTAIN ROAD [71]	SEFFNER [72]	FL [73]	33584 [74]
Number and Street	City	State	Zip Code

CHECK ONE

[X] Certified Public Accountant [75]

[ ] Public Accountant [76]

[ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	40,973 [0200]		40,973 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	30,356 [0295]		
	B. Other	19,074 [0300]	3,812 [0550]	53,242 [0810]
3.	Receivables from non-customers	[0355]	15,438 [0600]	15,438 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	54,746 [0424]		
	E. Spot commodities	[0430]		54,746 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities			

	[0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	116,555 [0670]	116,555 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	7,365 [0735]	7,365 [0930]
12.	TOTAL ASSETS	145,149 [0540]	143,170 [0740]	288,319 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	50,878 [1205]	[1385]	50,878 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

	[1000]			
2. Includes equity subordination (15c3-1(d)) of				
	[1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES		50,878 [1230]	0 [1450]	50,878 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ____ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	300 [1792]
C. Additional paid-in capital	128,218 [1793]
D. Retained earnings	108,925 [1794]
E. Total	237,443 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	237,443 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	288,321 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 1-1-07 [3932] Period Ending 12-31-07 [3933] Number of months 12 [3931]

REVENUE

1. Commissions:
   a. **Commissions on transactions in exchange listed equity securities executed on an exchange** [3935]
   b. **Commissions on listed option transactions** [3938]
   c. **All other securities commissions** [3939]
   d. **Total securities commissions** [3940]
2. Gains or losses on firm securities trading accounts
   a. **From market making in options on a national securities exchange** [3945]
   b. **From all other trading** [3949]
   c. **Total gain (loss)** [3950]
3. Gains or losses on firm securities investment accounts [3952]
4. Profit (loss) from underwriting and selling groups [3955]
5. Revenue from sale of investment company shares [3970]
6. Commodities revenue [3990]
7. Fees for account supervision, investment advisory and administrative services [3975]
8. Other revenue [3995]
9. Total revenue 1,068,113 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers 695,671 [4120]
11. Other employee compensation and benefits [4115]
12. Commissions paid to other broker-dealers [4140]
13. Interest expense [4075]
    a. **Includes interest on accounts subject to subordination agreements** [4070]
14. Regulatory fees and expenses 130,359 [4195]
15. Other expenses 219,273 [4100]

16. Total expenses			1,045,303 [4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)			22,810 [4210]
18. Provision for Federal Income taxes (for parent only)			[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			[4222]
a. **After Federal income taxes of**		[4238]	
20. Extraordinary gains (losses)			[4224]
a. **After Federal income taxes of**		[4239]	
21. Cumulative effect of changes in accounting principles			[4225]
22. Net income (loss) after Federal income taxes and extraordinary items			22,810 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items			[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☑ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☐ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition 237,443 [3480]

2. Deduct ownership equity not allowable for Net Capital [3490]

3. Total ownership equity qualified for Net Capital 237,443 [3500]

4. Add:

   A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** 0 [3520]

   B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

0 [3525]

5. Total capital and allowable subordinated liabilities 237,443 [3530]

6. Deductions and/or charges:

   A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** 143,170 [3540]

   B. **Secured demand note deficiency** [3590]

   C. **Commodity futures contracts and spot commodities - proprietary capital charges** [3600]

   D. **Other deductions and/or charges** [3610] -143,170 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

0 [3630]

8. Net capital before haircuts on securities positions 94,273 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. **Contractual securities commitments** [3660]

   B. **Subordinated securities borrowings** [3670]

   C. **Trading and investment**

securities:

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		11,362 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-11,362 [3740]
10. Net Capital			82,911 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	3,391 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14. Excess net capital (line 10 less 13)	32,911 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	77,823 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		50,878 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	50,878 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 61 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			252,101 [4240]
	A.	Net income (loss)		-14,648 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			237,453 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

END